UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Juma Technology Corp.
________________________________________________________________________________
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
________________________________________________________________________________
(Title of Class of Securities)

983682 20 4
______________________________________
(CUSIP Number)

Triumph Small Cap Fund, Inc.
Kenneth Orr
68 South Service Road, Suite 100
Melville, New York 11747
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2007
________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check appropriate Box to designate the rule pursuant to which this Schedule is filed:

[ ]Rule 13d-1(b)
[X]Rule 13d-(c)
[ ]Rule 13d-1(d)

CUSIP No.983682 20 4

1.	Names of Reporting Persons: Triumph Small Cap Fund, Inc. I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[_]

3.	SEC Use Only:

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially by Owned by Each Reporting Person With:

5.	Sole Voting Power: 2,964,500 SHARES (500,000 options included)

6.	Shared Voting Power: N/A

7.	Sole Dispositive Power: 2,964,500 SHARES (500,000 options included)

8.	Shared Dispositive Power: N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,964,500 SHARES (500,000 options included)

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

11.	Percent of Class Represented by Amount in Row (11): 7.0%

12.	Type of Reporting Person (See Instructions): CO

CUSIP No.983682 20 4

ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13G relates to the common stock, par value $0.001 per share (the "Shares"), of Juma Technology Corp., a New York Corporation (the "Issuer"), and is being filed by Triumph Small Cap Fund, Inc. (the "Reporting Person"). The Issuer's current principal executive offices are located at: 154 Toledo Street, Farmingdale, NY 11735.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Name. The name of the Reporting Person is Kenneth Orr /obo/ Triumph Small Cap Fund, Inc.

(b)	Business Address. The business address of the Reporting Person is: 68 South Service Rd., Suite 100, Melville, NY 11747

(c)	Citizenship. USA

(d)	Title of Class of Securities. Common stock

(e)	CUSIP Number. 983682 20 4

ITEM 3.  NA

ITEM 4. OWNERSHIP

(a)	Amount beneficially owned: 2,964,500 SHARES (500,000 options included)

(b)	Percent of Class: 7.0%

(c)	Number of shares:

(i) Sole power to vote or to direct the vote: 2,964,500 SHARES (500,000 options included)
(ii) Shared power to vote or to direct the vote: NA

(iii) Sole power to dispute or to direct the disposition of 2,964,500 SHARES (500,000 options included)

(iv) shared power to dispose or to direct the disposition of: NA

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

(a)	Date Ceased to be a 5% Owner. N/A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

N/A

CUSIP No.983682 20 4

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

None.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

NA

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

NA

ITEM 10.  CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 2007

/s/ Kenneth Orr
Kenneth Orr, President, Triumph Small Cap Fund, Inc.